Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF THE BOARD OF DIRECTORS

Medellin, Colombia, June 26, 2019

At a meeting held yesterday, the Board of Directors of Bancolombia S.A. (“Bancolombia”) unanimously authorized Mauricio Rosillo Rojas, Chief Legal Officer and General Counsel, to proceed with the sale of his units in an investment portfolio (Fondo de Acciones SVA) which represent shares of Bancolombia.

The sale transaction will be made in accordance with Bancolombia’s internal procedures for the sale and purchase of its shares by officers, which are publicly available on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, in the “Corporate Governance” section.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837